The OLLO Group Inc.



ANNUAL REPORT

1321 Engracia Avenue

Torrance, CA 90501

(310) 704-4517

https://ollopk.com/

This Annual Report is dated May 1, 2023.

BUSINESS

The OLLO Group, Inc. is an athletic footwear brand, specializing in the design and manufacturing of footwear for parkour, freerunning, and ninja warrior athletes. OLLO is widely recognized as the leading footwear option in the 'movement sports' community that includes the above and other emerging sports. OLLO is the 'first mover' brand in this space and has acquired superior brand recognition and customer loyalty through direct interaction with our global community. We have grown with and through movement sports, which are approaching a tipping point in consumer awareness and growth. Our current distribution model is D2C through warehouses in the US and Europe. We are presently working on a wholesale distribution plan for parkour, freerunning, and ninja warrior training gyms to make our footwear more visible and instantly available to our consumer base. Our product is produced by an expert third party footwear manufacturer. The OLLO Group LLC converted from a California LLC to a Delaware C-Corp on 07/02/2020.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

"Year ended December 31, 2022, compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $74,024 compared to $157,709. for 2021. The reason for the lower revenue in 2020 versus 2019 was very low inventory and production stoppage due to COVID-19. We launched production of our all-new product April 1, 2022 that we estimate will start shipping to customers late July 2022.

Cost of Sales

Cost of sales in 2022 was $58,431 compared to $137,385 in 2021. COGS went down in 2020 due to decreased inventory levels.

Gross Margins

Gross profit was $15,593 in 2022 down from $20,324 in 2021. The decline in gross profit was primarily because of the increased discounts and very limited inventory.

Expenses

Total expenses in 2022 were $116,412 compared to $27,869 in 2021. This increase was primarily due to development and testing costs, production tooling costs, and marketing initiatives for our all-new product. "

Historical results and cash flows:

Up to this moment, The OLLO Group has been the only entity investing in the company's growth. Using the cash flow from the sales of our footwear and reinvesting it back into the company has maintained the company as we grew, but a lack of capital has limited our response to market growth, maintaining inventory levels, and introducing new product. We believe this means that we can only grow as much as the cash flow allows us. By increasing the amount of cash flow through investor funding, bringing new product to market, and expanding our marketing efforts, we believe the company will grow at a fast pace as the market has clearly expanded. Based on our planned new product launch and sales strategies, the historical results should not be representative of the more positive growth investors should expect in the future.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $9,361.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: PayPal Working Capital
Amount Owed: $8,495.00
Interest Rate: 30.0%
Maturity Date: August 13, 203

Creditor: SBA - EIDL loan
Amount Owed: $14,000.00
Interest Rate: 3.75%
Maturity Date: April 20, 2050Name: William (Chip) Howes

William (Chip) Howes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and CEO
Dates of Service: February, 2012 - Present
Responsibilities: Guiding business operations, day to day. William does not receive a salary or equity compensation for his role.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: William (Chip) Howes

William (Chip) Howes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and CEO
Dates of Service: February, 2012 - Present
Responsibilities: Guiding business operations, day to day. William does not receive a salary or equity compensation for his role.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: William (Chip) Howes
Amount and nature of Beneficial ownership: 900,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Title of class: Common Stock
Stockholder Name: William (Chip) Howes
Amount and nature of Beneficial ownership: 900,000
Percent of class: 100.0

OUR SECURITIES

Common Stock

The amount of security authorized is 1,300,000 with a total of 900,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through marketdriven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the footwear or movement sports industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. In the future, we may choose to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current products are variants on one type, providing footwear for consumers. Our revenues are therefore dependent upon the market for such product. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our new products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other footwear brands. Our business growth depends on the market interest in the Company over other footwear brands. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and little revenue. If you are investing in this company, it's because you think that OLLO is a good idea, that the team will be able to successfully market, and sell the product or services, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on OLLO or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on OLLO could harm our reputation and materially negatively impact our financial condition and business. The nature of our product means there is a possibility we could face product liability lawsuits Although we have never been sued in our 8 years in business, our footwear is sometimes used in high risk activities that could cause injury. As sales and use of our products continue to grow, we could face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could adversely affect the finances of the company and your investment in the company.

We have existing intellectual property that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

The OLLO Group Inc.

By   /s/ *William Howes*

     Name: The OLLO Group INC

     Title: President/CEO

Exhibit A

FINANCIAL STATEMENTS

THE OLLO GROUP INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
The Ollo Group Inc.
Torrance, California

We have reviewed the accompanying financial statements of The Ollo Group Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 27, 2023
Los Angeles, California

THE OLLO GROUP INC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	9,371	$	559
Inventory		36,529		60,207
Prepaids and Other Current Assets		10,280		-
Total Current Assets		**56,180**		**60,765**
Property and Equipment, net		10,214		17,024
Deferred Tax Assets		48,103		-
Total Assets	$	**114,497**	$	**77,789**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Loans and Notes	$	25,831	$	648
Shareholder Loan		1,715		59,607
Other Current Liabilities		2,161		951
Total Current Liabilities		**29,708**		**61,207**
Promissory Notes and Loans		14,316		10,352
Total Liabilities		**44,024**		**71,559**
STOCKHOLDERS EQUITY				
Voting Common Stock		90		90
Non-Voting Common Stock		3		3
Equity issuance costs		(19,445)		(19,445)
Additional Paid in Capital		185,462		179,845
Retained Earnings/(Accumulated Deficit)		(95,638)		(154,263)
Total Stockholders' Equity		**70,473**		**6,231**
Total Liabilities and Stockholders' Equity	$	**114,497**	$	**77,789**

See accompanying notes to financial statements.

THE OLLO GROUP INC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 168,581	$ 48,325
Cost of Goods Sold	44,644	17,793
Gross profit	123,937	30,532
Operating expenses		
General and Administrative	108,839	95,368
Sales and Marketing	2,973	34,950
Total operating expenses	111,812	130,318
Operating Income/(Loss)	12,125	(99,786)
Interest Expense	1,603	388
Other Loss/(Income)	-	(18,071)
Income/(Loss) before provision for income taxes	10,522	(82,103)
Provision/(Benefit) for income taxes	(48,103)	-
Net Income/(Net Loss)	**$ 58,625**	**$ (82,103)**

See accompanying notes to financial statements.

THE OLLO GROUP INC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

(in , $US)	Class A Voting Common Stock Shares	Class A Voting Common Stock Amount	Class B Non-Voting Common Stock Shares	Class B Non-Voting Common Stock Amount	Equity Issuance	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	**900,000**	**$ 90**	**11,025**	**$ 1**	**$ (15,369)**	**$ 109,412**	**$ (72,159)**	**$ 21,974**
Issuance of Stock	-	$ -	22,550	$ 2	(4,076)	63,231		59,157
Capital Contribution						7,202		7,202
Net income/(loss)							(82,103)	(82,103)
Balance—December 31, 2021	900,000	90	33,575	3	(19,445)	179,844.58	$ (154,263)	**$ 6,231**
Issuance of Stock	-	-	-	-		5,617		5,617
Net income/(loss)							58,625	58,625
Balance—December 31, 2022	**900,000**	**$ 90**	**33,575**	**$ 3**	**$ (19,445)**	**$ 185,462**	**$ (95,638)**	**$ 70,473**

See accompanying notes to financial statements.

THE OLLO GROUP INC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	58,625	$	(82,103)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		6,810		3,512
Changes in operating assets and liabilities:				
Inventory		23,678		(53,802)
Prepaids and Other Current Assets		(10,280)		-
CrowdFunding receivable		-		34,236
Other Current Liabilities		1,210		426
Deferred Tax Assets		(48,103)		-
Net cash provided/(used) by operating activities		**31,939**		**(97,731)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(20,536)
Net cash provided/(used) in investing activities		**-**		**(20,536)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		5,617		66,359
Shareholder Loans		(57,892)		59,607
Promissory Notes and Loans, net		29,147		(9,385)
Net cash provided/(used) by financing activities		**(23,128)**		**116,582**
Change in Cash		8,812		(1,685)
Cash—beginning of year		559		2,244
Cash—end of year	$	**9,371**	$	**559**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				-
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

The Ollo Group Inc. was originally formed as The Ollo Group LLC on June 19, 2012 in the state of California. On May 21, 2020, the Company converted from The Ollo Group LLC to The Ollo Group Inc., a Delaware C Corporation. The financial statements of The Ollo Group Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Torrance, California.

The Ollo Group Inc manufactures footwear and apparel for the movement sports market. We specialize in the design and creation of footwear and apparel for parkour, free running and ninja warrior training. As the first mover brand in this segment and by deeply involving and supporting the community of movement sports athletes, we have gained a loyal following and are widely recognized as the leading footwear option in the parkour and free running community.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined by the first-in, and first-out method (FIFO).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Production Molds	7-10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Ollo Group Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the sale of its footwear products.

Cost of sales

Costs of goods sold include the cost of products sold and logistics – shipping in.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $2,973 and $34,950, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

<u>COVID-19</u>

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

<u>Subsequent Events</u>

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 27, 2023, which is the date the financial statements were issued.

<u>Recently Issued and Adopted Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	36,529	60,207
Total Inventory	$ 36,529	$ 60,207

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2022		2021
Amazon Clearing		1,830		-
Other Current Assets		8,450		-
Total Prepaid and Other Current Asset	$	10,280	$	-

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022		2021
Amazon Clearing		2,103		913
Tax Payable		58		38
Total Other Current Liabilities	$	2,161	$	951

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,		2022		2021
Production Molds	$	21,280	$	21,280
Property and Equipment, at Cost		**21,280**		**21,280**
Accumulated depreciation		(11,066)		(4,256)
Property and Equipment, Net	$	10,214	$	17,024

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $6,810 and $3,512, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Corporation is authorized to issue One Million Three Hundred (1,300,000) shares of Common Stock, consisting of: (i) One Million (1,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Three Hundred Thousand (300,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share.

As of December 31, 2022 and December 31, 2021, 900,000 shares of Class A Voting Common Stock were issued and outstanding and 33,575 shares of Class B Non-Voting Common Stock were issued and outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Loan Fee	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
						Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note- LENDISTRY	$ 12,000	7.88%		9/29/2022	9/30/2024	$ 241	$ 241	$ 6,485	$ 4,018	$ 10,745	$ -	$ -	$ -	$ -	$ -
SBA EIDL Loan	$ 11,000	3.75%		4/20/2020	4/20/2050	$ 1,113	$ 1,113	$ 648	$ 10,298	$ 12,059	$ 388	$ 938	$ 648	$ 10,352	$ 11,938
Kabbage Funding- Loan Agreement	$ 11,500	17.94%		11/17/2022	11/17/2023	$ 249	$ 249	$ 11,788	$ -	$ 12,036	$ -	$ -	$ -	$ -	$ -
Paypal Working Capital- Loan	$ 9,000		$ 1,101	9/27/2022	9/27/2023	$ -	$ -	$ 6,910	$ -	$ 6,910	$ -	$ -	$ -	$ -	$ -
Total						$ 1,603	$ 1,603	$ 25,831	$ 14,316	$ 41,750	$ 388	$ 938	$ 648	$ 10,352	$ 11,938

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ 25,831
2024	4,666
2025	648
2026	648
2027	648
Thereafter	7,706
Total	**$ 40,147**

Owner Loans

During the past period, the company borrowed money from the owner Chip Howes. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Chip Howes	$ 59,607	0.00%	No set maturity	$ 1,715	$ -	$ 1,715	$ 59,607		$ 59,607
Total				$ 1,715	$ -	$ 1,715	$ 59,607	$ -	$ 59,607

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	December 31, 202	December 31, 2021
Current:		
Federal, state, and local	$ -	$ -
Total Tax Expense/(Benefit)	$ -	$ -
Deferred		
Federal, state, and local	$ 3,140	$ (29,710)
Total Deferred Tax Expense/(Benefit)	$ 3,140	$ (29,710)
Valuation Allowance	(3,140)	29,710
Net Tax Provision	$ -	$ -

Deferred tax assets (liabilities) comprised the following:

	December 31, 202	December 31, 2021
Net Operating Loss	$ 48,103	$ 51,243
Valuation Allowance	$ (48,103)	$ (51,243)
Net Deferred Tax Assets	$ -	$ -

The cumulative NOLs are 161,202 as of December 31, 2022.

9. RELATED PARTY

During the past period, the company borrowed money from the founder and the major shareholder Chip Howes. The loan bears no interest rate and has no defined maturity date. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $1,715 and $59,607, respectively.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 27, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, William Howes, Principal Executive Officer of The OLLO Group Inc., hereby certify that the financial statements of The OLLO Group Inc. included in this Report are true and complete in all material respects.

William Howes

President/CEO